Exhibit 3.2
State of Wisconsin

DEPARTMENT OF FINANCIAL INSTITUTIONS

Division of Corporate & Consumer Services

ARTICLES OF AMENDMENT – STOCK, FOR-PROFIT CORPORATION

A.           The present corporate name (prior to any change effected by this amendment) is:

INTERNATIONAL MONETARY SYSTEMS, LTD.

RESOLVED, THAT the articles of incorporation be amended as follows:

RESOLVED THAT, Article 4 of the Articles of Incorporation is hereby amended to read as follows:

A. Authorized Shares. The aggregate number of shares of all classes of capital stock that the Corporation shall have authority to issue is 300,000,000 shares, divided into 20,000,000 shares of series preferred stock with a par value of $.0001 per share, herein called "Series Preferred Stock", and 280,000,000 shares of common stock with a par value of $.0001 per share, herein called "Common Stock".

B. Classification or Reclassification of Shares. The board of directors is authorized, without shareholder approval, to amend the articles of incorporation to classify or reclassify any unissued shares of any class or series into one or more classes or into one or more series within a class and to fix the preferences, rights, and limitations of any such class or series.

1. Series I Preferred Stock.  The board of directors has designated as “Series Preferred Stock” a class of non-cumulative redeemable convertible Preferred Stock with the rights, preferences and limitations described herein.  Up to 5,000,000 shares of Series I Preferred Stock are being authorized hereby.  Each share of Series I Preferred Stock shall be convertible into shares of Common Stock at any time in the discretion of the holder, upon receipt by the Company of written notice of such conversion at the principal office of the Company as herein described. Each share of Series I Preferred Stock shall rank pari passu with respect to dividends and distributions upon liquidation of the corporation.

General.  Each holder of Series I Preferred Stock shall (i) have equitable ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company, (ii) is entitled to share ratably in all assets of the Company available for distribution to holders of Preferred Stock upon liquidation, dissolution or winding up of the affairs of the Company, and (iii) do not have preemptive or subscription rights to any class or series of Company securities.

Voting.  Shares of Series I Preferred Stock shall have no vote; except that the written consent or affirmative vote of the holders of a majority of the outstanding shares of each Series will be required to approve any proposed amendment to the Company's Articles of Incorporation or Certificate of Designations of the affected Series that would increase or decrease the aggregate number of authorized shares of the affected Series, increase or decrease the par value of the affected Series, or alter or change the powers, preferences, or special rights of the shares of the affected Series so as to affect them adversely.  Also, the Company may not issue equity securities having a dividend or liquidation preference senior to or in parity with, the Series I Preferred Stock without the consent of the holders of a majority of the outstanding shares of affected Series of Preferred Stock.

Dividends.  Subject to the prior payment in full of any dividends to which any stock specifically ranking by its terms senior to the Preferred Stock is entitled pursuant to the Articles of Incorporation, the holders of the Preferred Stock will be entitled to receive dividends payable annually in cash or in shares of the Company’s common stock, in the Company’s sole discretion. Such dividends will be cumulative and non-compounding and accrue on a daily basis for a period of three years from the date of issuance of the Preferred Stock, at an annual rate of $2.40, equal to 8% of the original subscription price of $30.00. If the Company elects to pay any Interest Shares, the issuance price of the Interest Shares will be equal to the 10-day volume-weighted average price of the Common Stock on the principal national securities exchange on which such Common Stock is traded. The Company cannot pay dividends in Interest Shares unless the Interest Shares are freely saleable on the OTC Bulletin Board or such other primary market on which the common stock then trades or is quoted.

Conversion.  Each share of Series I Preferred Stock is convertible at any time in the discretion of the holder into fully paid and non-assessable shares of Common Stock by giving written notice of the request for such conversion to the Company at its principal office in writing.  Preferred stock is not redeemable by the company for cash.  Each share of the Preferred Stock will be convertible at the election of the holder into ten shares of the Company’s common stock.  The conversion ratio will be adjusted to reflect subdivisions or combinations of the Company’s common stock such as stock splits, stock dividends, recapitalizations or reverse splits.  Any fractional shares that would result from the conversion shall be redeemed by the Company in cash at a price of $1.00 per share, adjusted proportionately.  The Company will set aside and reserve sufficient shares of Common Stock of the Company to be issued in such conversion.  In the event that there are not sufficient shares authorized, the Company shall promptly authorize additional shares of Common Stock to permit conversion.  If less than all of the outstanding Preferred Stock are converted, the number of shares into which the remaining shares are converted shall be calculated at the time or times such remaining shares are converted into Common Stock.  The Company may not require such conversion.

Upon the conversion into shares of Common Stock, the holders of Series I Preferred Stock requiring such conversion shall surrender and deliver, duly endorsed in blank, the certificate(s) representing his or her Series I Preferred Stock to be converted to the Company at its office, or may return to the Company his or her said certificate(s) along with a duly executed stock power separate from certificate.  The Company shall thereupon thereupon send them certificate(s) representing the Common Stock to which they are entitled. Any dividends accrued on Series I Preferred Stock which is converted will be paid at the time of conversion in cash.

Shares of Series I Preferred Stock converted into Common Stock will be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series, and may thereafter be designated and issued again.

Liquidation.  Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Series I Preferred Stock shall have preference and priority over any Junior Stock upon liquidation, dissolution or winding up, for payment out of the assets of the Company or proceeds thereof available for distribution to stockholders of $1.00 per share (the original issue price of Series I Preferred Stock) plus all dividends payable and unpaid thereon to the date of such distribution, and after such payment the holders of the Series I Preferred Stock shall be entitled to no other payments.  If, in the case of any such liquidation, dissolution or winding up of the Company, the assets of the Company or proceeds thereof shall be insufficient to make the full liquidation payment of $1.00 per share plus all payable and unpaid dividends on the Series I Preferred Stock and full liquidation payments on any other series of preferred stock ranking as to liquidation on a parity with the Series I Preferred Stock, then such assets and proceeds shall be distributed among the holders of the Series I  Preferred Stock and any such other preferred stock ratably in accordance with the respective amounts which would be payable upon liquidation, dissolution or winding-up on such shares of Series I Preferred Stock and any such other series of preferred stock if all amounts payable thereof were paid in full.  Neither the consolidation nor merger of the Company into or with another corporation or corporations, nor the sale of all or substantially all of the assets of the Company, shall be deemed a liquidation, dissolution or winding up of the affairs of the Company.

1.
This amendment is adopted pursuant to Sec. 180.1002(8), Wis. Stat. and 180.0602, Wis. Stat. by a resolution adopted on October  , 2010 by the directors of the corporation, voting unanimously in favor of such amendment.

2.	Pursuant to Sec. 180.0602, Wis. Stat. shareholder approval is not required.

Executed on October , 2010
Donald Mardak, Chief Executive Officer

This document was drafted by:

Richard A. Kranitz, Kranitz & Philipp, 1238 12th Ave., Grafton, WI  53024

Executed on _________, 2010

This document was drafted by:

Richard A. Kranitz, Kranitz & Philipp, 1238 12th Ave., Grafton, WI  53024